Exhibit 21

Subsidiaries of Registrant	Jurisdiction of Incorporation or Organization
SAIC International Holdings, Inc.	Delaware
SAIC Gemini Huntsville, LLC	Delaware
Odyssey Drive I, Ltd.	California
Engility Holdings, LLC	Delaware
Engility Services, LLC	Delaware
Engility LLC	Delaware
Forfeiture Support Associates, LLC	Delaware